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SEC FILE NUMBER
8-51622

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/21___ AND ENDING ___12/31/21___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___SCH Enterprises, Inc.___

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

690 W. Northfield Drive, STE 100

(No. and Street)

Brownsburg	Indiana	46112
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven Heinekamp	317 852-8184	steve@heinekampfinancial.com
(Name)	. (Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Thomas Faust, CPA, LLC d/b/a Thomas Faust, CPA

(Name – if individual, state last, first, and middle name)

174 Coldbrook Ct.	Lafayette	Indiana	47909
(Address) .	(City)	(State)	(Zip Code)

2/14/2018	6479
(Date of Registration with PCAOB)(if applicable) .	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Steven C. Heinekamp_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___SCH Enterprises Inc._____, as of _____12/31_____, 2 _021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANGELICA R. RIVERA
Notary Public, State of Indiana
SEAL
Hendricks County
Commission Number NP0637544
My Commission Expires
August 12, 2028

Signature:

Title:
President

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SCH Enterprises, Inc.

**Report on Audit of
Financial Statements**

December 31, 2021

THOMAS FAUST, CPA
Certified Public Accountant

SCH Enterprises, Inc.

Table of Contents

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
SCH Enterprises, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of SCH Enterprises, Inc., as of December 31, 2021, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of SCH Enterprises, Inc. as of December 31, 2021 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of SCH Enterprises, Inc.'s management. My responsibility is to express an opinion on SCH Enterprises, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to SCH Enterprises, Inc., in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of SCH Enterprises, Inc.'s financial statements. The supplemental information is the responsibility of SCH Enterprises, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

SCH Enterprises, Inc.





Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
February 2, 2022

SCH Enterprises, Inc.
Statement of Financial Condition
As of December 31, 2021

ASSETS

Current Assets		
Cash and cash equivalents	$	485,695
Commissions receivable		1,896
Prepaid expenses		2,640
Total Current Assets		**490,231**
Other Assets		
Marketable equity securities	$	84,004
	$	84,004
Total Assets	**$**	**574,235**

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accrued and withheld payroll taxes	$	21,712
Total Liabilities		**21,712**
Stockholders' Equity		
Common stock		9,500
Retained earnings		514,995
Accumulated other comprehensive income		28,028
Total Stockholders' Equity		**552,523**
Total Liabilities and Stockholders' Equity	**$**	**574,235**

The accompanying notes are an integral part of the financial statements.

SCH Enterprises, Inc.
Income Statement
For the year ended December 31, 2021

Revenue		
Revenue from sale of investment company shares	$	544,641
Other revenue		316,866
Unrealized gain on Marketable securities		30,908
Total Revenue		**892,415**
Expenses		
Employee compensation and benefits		250,622
Occupancy expenses		19,535
Communications and data processing		6,513
Legal and professional fees		11,007
Administrative expenses		52,669
Total Expenses		**340,346**
Net Income	$	**552,069**

The accompanying notes are an integral part of the financial statements.

SCH Enterprises, Inc.
Statement of Changes in Stockholders' Equity
For the year ended December 31, 2021

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Stockholders' Equity
Balance at the Beginning of the Year	$ 9,500	$ 427,926	$ 28,028	$ 465,454
Net Income	-	552,069		552,069
Distributions		(465,000)		(465,000)
Balance at the End of the Year	**$ 9,500**	**$ 514,995**	**$ 28,028**	**$ 552,523**

The accompanying notes are an integral part of the financial statements.

SCH Enterprises, Inc.
Statement of Cash Flows
For the year ended December 31, 2021

Cash Flows from Operating Activities		
Net Income	$	552,069
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized gain on marketable securities	(	30,908)
(Increase) decrease in operating assets:		
(Increase) decrease in commissions receivable		2,852
(Increase) decrease in other assets	(	0)
Increase (decrease) in operating liabilities:		
Increase (decrease) in accrued and withheld payroll taxes		12,701
Net cash provided by operating activities	$	536,714
Cash Flows from Investing Activities		
Distributions	(	465,000)
Net cash used in investing activities	(	465,000)
Net increase in Cash and Cash Equivalents		71,714
Cash and Cash Equivalents at beginning of year		413,981
Cash and Cash Equivalents at end of year		485,695

Supplemental Disclosures of Cash Flow Activities

Cash Paid During the Year for:		
Interest	$	--
Income Taxes	$	--

The accompanying notes are an integral part of the Financial Statements

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations – SCH Enterprises, Inc. (the Firm) is a registered broker-dealer with Financial Industry Regulatory Authority, the Securities and Exchange Commission (SEC) and various states with the United States. The Firm was organized and incorporated in the state of Indiana on April 1, 1999. The Firm operates as an introducing broker on a fully disclosed basis. Accordingly, the Firm operates under the exemptive provision of the SEC Rule 15c3-3(k)(1).

b. Cash Equivalents - For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2021.

c. Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk - The Firm places its cash in accounts with a local financial institution. At December 31, 2021 the balance in one of these accounts exceeded FDIC insured limits by $41,351.

e. Commissions Receivable – Commissions Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers all commissions receivable to be fully collectible. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America. Management believes an allowance is unnecessary. Commissions receivable are written-off when collection efforts have been exhausted.

f. Advertising – The Firm's advertising costs are expensed as incurred. There were no advertising costs incurred during the year.

g. Investment in Debt and Marketable Equity Securities – The Firm has an investment in a marketable equity security that is listed and traded on a national exchange. The Firm's Investment in marketable equity securities has been classified as available-for-sale and is stated at fair value. Realized and unrealized gains and losses, including losses from declines in value of specific securities determined by management to be other-than-temporary, are included in income. Dividends on marketable equity securities are recognized in income when declared.

h. Revenue Recognition -- All income and expense records will be maintained on an accrual basis. As all regular income is in the form of commissions from mutual fund or insurance companies, regular income will be accrued as of the date listed on the applicable commission statement, and

listed as received on the date the check is received in the mail or the date the direct deposit is credited to the firm's bank account. If no commission statement is readily available, the income will be accrued as of the Friday prior to receiving the physical check or direct deposit.

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606 which supersedes nearly all existing revenue recognition guidance under GAAP. The Firm has performed an assessment of its revenue contracts by looking at the five components of the pronouncement:

- Identify the contract with the customer
- Identify the performance obligation
- Determine the transaction price
- Allocate the transaction price to the performance obligation
- Recognize the revenue when the performance obligation is met

NOTE 2: TRANSACTIONS WITH AFFILIATED ENTITIES

The Firm shares office space, utilities, telephone, interior maintenance and janitorial services with two affiliated entities. These expenses are allocated per an Expense Sharing Agreement effective January 1, 2018. The agreement calls for an 75% (affiliated entity), 25% (the Firm) split of shared expenses for the period January through April; and a 35% (affiliated entity), 65% (the Firm) split of shared expenses for the period May through December each year. The Firm's allocated portion of these expenses was $39,873 for the year ended December 31, 2021.

NOTE 3: INCOME TAX EXPENSE

The Firm has elected to be treated as an S Corporation for tax purposes. In lieu of corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Firm's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Accounting principles generally accepted in the United States of America require the firm to examine Its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none from the year ended December 31, 2021. The Firm's federal and state income tax returns for 2018 through 2021 are subject to examination by the applicable tax authorities, generally from three years after the later of the original or extended due date.

NOTE 4: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 5: FAIR VALUE MEASUREMENTS

Accounting Standards Codification (ASC) 820 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. Fair value if defined as the exchange price that would be received for an asset or paid to transfer a liability (or exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Firm. Unobservable inputs are inputs that reflect the Firm's assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.

The fair value hierarchy input levels are as follows:

- Level 1 – Quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

- Level 2 – Observable inputs other that quoted market prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, or quoted market prices for identical or similar assets or liabilities in markets that are not active.

- Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

As of December 31, 2021, the Firm held certain financial assets that are required to be measured at fair value on a recurring basis. These marketable equity securities are valued at a Level 1 fair value of $84,004. These marketable equity securities have an original cost of $4,600 resulting in an accumulated unrealized gain of $79,404.

NOTE 6: OPERATING LEASES

The Firm has a shared lease obligation for its office facilities with an affiliated entity. The lessor is another affiliated entity. The Firm was operating under a lease entered into on January 1, 2020 and ended November 30, 2020, and has continued on a month to month basis. These leases resulted in $21,600 in total shared annual costs with the affiliated entity. Rent expense paid by the Firm during 2020 was $11,160. An affiliated entity paid the remaining $10,430 due under these lease agreements.

The Firm's portion of minimum future rentals is undetermined due to the short-term nature of the current lease.

NOTE 7: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At December 31, 2021, net capital as defined by the rules, equaled $537,282. The ratio of aggregate indebtedness to net capital was 4.04%. Net capital in excess of the minimum required was $532,282.

NOTE 8: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2021. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 9: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date which the report of the independent registered account firm was available to be issued. Management has concluded that no subsequent events have occurred that would require recognition or disclosure in the financial statements.

NOTE 10: COMMITMENTS AND CONTINGENCIES

Management has evaluated possible commitments and contingencies at December 31, 2021. They concluded that there were no commitments or contingencies that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

SCH Enterprises, Inc.
Schedule I: Computation of Net Capital
Under SEC Rule 15c3-1
As of December 31, 2021

Computation of Net Capital

Total ownership equity from Statement of Financial Condition	$	552,523
less nonallowable assets from Statement of Financial Cond.	(	2,640)
Net capital before haircuts on securities positions		549,883
Haircuts on securities	(	12,601)
Net Capital	$	537,282
Aggregate Indebtedness		21,712
Net Capital required based on aggregate indebtedness (6-2/3%)		1,447

Computation of Basic Net Capital Requirements

Minimum dollar net capital requirement of reporting broker/dealer	5,000
Excess Net Capital	532,282

Computation of Aggregate Indebtedness

(A) – 10% of total aggregate indebtedness	2,171
(B) – 120% of minimum net capital requirement	6,000

Net Capital less the greater of (A) or (B)	$	531,282

Percentage of Aggregate Indebtedness to Net Capital	4.04%

FOCUS PART IIA RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL

At December 31, 2021 there were no material differences between audited net capital above and net capital as reported on Part IIA of the Firm's most recently filed FOCUS report.

SCH Enterprises, Inc.
Schedule II: Computation for Determination of Reserve Requirements
Under SEC Rule 15c3-3
As of December 31, 2021

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

SCH Enterprises, Inc. is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(1).

SCH Enterprises, Inc.
Schedule III: Information Relating to Possession or Control Requirements
Under SEC Rule 15c3-3
As of December 31, 2021

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS Under Rule 15c3-3 (k)(1)

SCH Enterprises, Inc. is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(1).

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors and Stockholder
SCH Enterprises, Inc.

I have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by SCH Enterprises, Inc. and the SIPC, solely to assist you and SIPC in evaluating SCH Enterprises, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. SCH Enterprises, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed, and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on SCH Enterprises, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, I do not express such an opinion or conclusion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the SCH Enterprises, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

SCH Enterprises, Inc.



Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana
February 2, 2022



THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
SCH Enterprises, Inc.

I have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which (1) SCH Enterprises, Inc., identified the following provision of 17 C.F.R. § 15c3-3(k) under which SCH Enterprises, Inc. claimed an exemption from 17 C.F.R. §2 4 0.15c3-3: (k)(1), and (2) SCH Enterprises, Inc. stated that SCH Enterprises, Inc. has met this exemption provision throughout the most recent fiscal year ended December 31, 2021, without exception. SCH Enterprises, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about SCH Enterprises, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA, LLC
d/a/a Thomas Faust, CPA
Lafayette, Indiana
February 2, 2022

SCH Enterprises, Inc.

Member FINRA, SIPC

690 W. Northfield Drive #100
P.O. Box 607
Brownsburg, IN 46112
(317)852-8184
(317)852-8185 (fax)

Rule 15c3-3 Exemption Statement

SCH Enterprises, Inc. (CRD 47033, SEC file 8-15622) is a $5,000 minimum net capital non-carrying, non-clearing broker/dealer and is exempt from reserve requirements, with exemptions, according to rules 15c3-3(k)(1). The firm is limited to dealing in only mutual funds or variable annuity product.

Rule 15c3-3 Exemption Report

SCH Enterprises, Inc. has met the exemption provisions throughout the past fiscal year ending December 31, 2021.

To the best of my knowledge and belief, the above statements are true without exception.

SCH Enterprises, Inc.

Steven C. Heinekamp
President

Date: *1-19. 2022*